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                             June 2, 2022

       George J. Leimer
       Chief Executive Officer
       RSE Collection, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Collection, LLC
                                                            Post Qualification
Amendment No. 20 to Form 1-A
                                                            Filed May 18, 2022
                                                            File No. 024-11584

       Dear Mr. Leimer:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 20 to Form 1-A filed May 18, 2022

       APPENDIX A, page A-1

   1. Please update your Master Series Table to reflect the membership interests offerings that were qualified on May
16, 2022. Please include the qualification date, opening date, and closing date, as
applicable.
       General

   2. We note that certain of the membership interest offerings that were qualified on May 16,
                                                        2022, are shown on the
Rally Road website as "Preview (Coming Soon)" or "Early
                                                        Access." As an example
only, we note that offerings for #BEEPLE1, #EMERALD,
                                                        #TOADZ3079, #20WITT,
and #32RUTH are all listed as coming soon. Please tell us
                                                        whether these offerings
have commenced in accordance with Rule 251(d)(3)(i)(F), and, if
 George J. Leimer
RSE Collection, LLC
June 2, 2022
Page 2
         so, why they are listed as "Preview (Coming Soon)." Please also explain to us in detail how early access works, how often you use early access in your offerings, and the basis upon which you believe, if it is the case, this satisfies the requirements of Rule
         251(d)(3)(i)(F).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameGeorge J. Leimer                           Sincerely,
Comapany NameRSE Collection, LLC
                                                             Division of
Corporation Finance
June 2, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName